

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2021

Philip Lembo
Executive Vice President and Chief Financial Officer
EVERSOURCE ENERGY
300 Cadwell Drive
Springfield, MA 01104

> **Re: EVERSOURCE ENERGY**
> **Registration Statement on Form S-4**
> **Filed June 4, 2021**
> **File No. 333-256783**

Dear Mr. Lembo:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Timothy Collins at 202-551-3176 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Marko Zatylny